UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.   )

———————————

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☑   Soliciting Material Pursuant to Rule 14a-12

ASSOCIATED ESTATES REALTY CORPORATION
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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☐   Fee computed on table below per Exchange Act Rules 14a6(i) (1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

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    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
        (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

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☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing
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    or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:



As you are aware, last Wednesday Associated Estates entered into an agreement to merge with a real estate fund managed by Brookfield Asset Management. This is an exciting time for our organization as we look forward to our future partnership with Brookfield.

This past Monday, I met in New York with Brookfield's senior leadership team for the first time since we announced the proposed merger, and I am happy to tell you the meeting was extremely positive and informative. While there were many and various topics for discussion, I am encouraged that Brookfield has expressed a strong interest in our Midwest portfolio, a desire to continue our efforts in developing properties, and a commitment to growth.

The Brookfield team is looking forward to visiting our corporate office in the near future, and they are eager to see how we do things here at Associated Estates. During the next few months, we will all have the opportunity to help Brookfield understand what "Great Living" is all about. Each of you are experts in your respective areas, and I have no doubt you will impress.

I'm sure this is the first of many updates you'll receive along our journey during the transition. I am, along with our entire management team, committed to keeping you informed as new information develops.

Thank you for your continued efforts and dedication.

Additional Information and Where to Find It

In connection with the proposed transaction, a preliminary proxy statement on Schedule 14A will be filed with the SEC. ASSOCIATED ESTATES SHAREHOLDERS ARE ENCOURAGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to shareholders of Associated Estates. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov or from Associated Estates at its website, www.associatedestates.com, or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

Participants in Solicitation

Associated Estates and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Associated Estates' participants is set forth in the proxy statement, filed April 3, 2015, for Associated Estates' 2015 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Associated Estates in the solicitation of proxies in respect of the proposed merger will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.